United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY BOARD

OF DIRECTORS MEETING OF VALE S.A.

The Board of Directors (“Board”) met ordinarily on February 24, 2022, from 9 am to 6:00 pm, at Praia de Botafogo, 186, room 1901, Botafogo, Rio de Janeiro, RJ, being present Messrs. José Luciano Duarte Penido – President, Fernando Jorge Buso Gomes – Vice-President, Daniel André Stieler (”DS”), Eduardo de Oliveira Rodrigues Filho (“ER”), Ken Yasuhara (“KY”), Lucio Azevedo (“LA”), Manuel Lino Silva de Sousa Oliveira (“OO”), Marcelo Gasparino da Silva (“MG”), Mauro Gentile Rodrigues da Cunha (“MRC”), Murilo Cesar Lemos dos Santos Passos (“MP”), Rachel de Oliveira Maia (“RM”), Roberto da Cunha Castello Branco (“RCB”), and Roger Allan Downey (“RD”). The works were secretariat by Luiz Gustavo Gouvêa, General Secretary for Corporate Governance of Vale S.A. (“Vale”). Consequently, the Board deliberated the following subjects: “PROPOSAL OF VALE’S SHAREHOLDER REMUNERATION – 2º SEMESTER 2021– With the favorable opinion of CFin and without any reservations from the Fiscal Council, as reported by the Chairman of the Fiscal Council Marcelo Amaral Moraes, who participated in the meeting by videoconference, the Board unanimously approved the (i) balance sheet and Financial Statements for the year ended 12.31.2021; (ii) payment, on 03.16.2022, of remuneration to shareholders in the gross total amount of R$17,848,950,000.00 in the form of dividends, corresponding to the gross total amount of R$3.701840165 per outstanding common share and per preferred share of the special class issued by Vale, based on the profit determined in the balance sheet for the year ended 12.31.2021 and refers to the anticipation of the allocation of income for the year 2021. Considering the share buyback program approved in October 2021 and the Matching Program, the value per share mentioned above will be changed according to the number of shares outstanding by Vale until 03.08.2022, cutoff date for the purpose of calculating the value per share, being certain that, in this case, Vale will issue a new Notice to Shareholders informing the final value per adjusted share. All shareholders holding shares issued by Vale will be entitled to receive the total remuneration mentioned above at the close of business of B3 SA – Brasil, Bolsa, Balcão (“B3”) on 03.08.2022 and all holders of American Depositary Receipts (“ADRs”) issued by Vale at the close of business on the New York Stock Exchange (“ NYSE") on 03.10.2022.Vale's shares and ADRs will be traded ex-rights on the B3 and NYSE as of 03.09.2022.”; “ANNUAL REPORT, FINANCIAL STATEMENTS AND PROPOSAL FOR ALLOCATION OF RESULTS 2021 – With a favorable opinion of CoAud and CFin and without any reservations from the Fiscal Council, as mentioned by the Chairman of the Fiscal Council, and with the participation by videoconference of the representants of PricewaterhouseCoopers Auditores Independentes (“PWC”), the Board unanimously approved, the Annual Report, the balance sheet and further financial statements of Vale prepared in accordance with Brazilian accounting standards and those prepared in accordance with international financial reporting standards (IFRS), converted into US dollars for filing with the Securities and Exchange Commission, as well as the Result Allocation Proposal, for the fiscal year ended on 12.31.2021.”; “CANCELLATION OF VALE SHARES – With a favorable opinion of CFin and without any reservations from the Fiscal Council, as mentioned by the Chairman of the Fiscal Council, the Board unanimously approved the cancellation of 133,418,347 common shares issued by Vale held in treasury, without reducing the value of its capital stock,

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

representing 43.8% of the total shares in treasury until 01.20.2022. As a result of the cancellation, Vale's capital stock will be divided into 4,999,040,051 common shares and 12 special class preferred shares, all without par value, and the caput of Article 5 of Vale's Bylaws will be adjusted to reflect this new number at the next General Meeting, as per the following: “Article 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion, three hundred million reais), fully subscribed and paid-in, divided into 4,999,040,063 (four billion, nine hundred and ninety-nine million, forty thousand and sixty-three) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three reais and twelve cents), divided into 4,999,040,051 (four billion, nine hundred and ninety-nine million, forty thousand and fifty-one) common shares and R$176.88 (one hundred and seventy-six reais and eighty-eight cents), divided into 12 (twelve) preferred shares of special class, all without par value.”; and “MERGERS OF NEW STEEL AND CENTRO TECNOLÓGICO SOLUÇÕES SUSTENTÁVEIS – VALE S.A. – With a favorable opinion of CFin and without any reservations from the Fiscal Council, as mentioned by the Chairman of the Fiscal Council, the Board unanimously approved the submission to the next General Meeting of (i) the proposal for the subsequent merger of the companies New Steel Global S.à.r.l. (“NSG”), New Steel SA (“New Steel”) and Centro Tecnológico Soluções Sustentáveis (“CTSS”) by Vale, in an interdependent manner (the merger of each of the companies is conditioned to the merger of the others), without increasing the capital stock or issuance of new shares by Vale (“Mergers”), including (i.a) approval of the Protocol and Justification of Merger of NSG, New Steel and CTSS by Vale; (i.b) ratification of the appointment of the independent auditor Macso Legate for the evaluation of net equity of the companies to be merged and the preparation of the respective reports; and (i.c) approval of the appraisal reports of NSG, New Steel and CTSS; and (ii) the practice of all acts related to the Mergers, all under the terms proposed.” I hereby attest that the items above reflects the decision taken by the Board of Directors.

Rio de Janeiro, February 24th, 2022.

LUIZ GUSTAVO GOUVÊA

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 24, 2022		Head of Investor Relations